UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 14 March 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 14, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 14, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

14 March 2011

Barclays PLC

Annual Report and Accounts

In compliance with Listing Rule 9.6.1, the following documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

1. Annual Report 2010
2. Annual Review 2010
3. Notice of 2011 Annual General Meeting
4. Proxy forms for the 2011 Annual General Meeting

Copies of the Annual Report 2010, the Annual Review 2010 and Notice of 2011 Annual General Meeting are available on our website,www.barclays.com/investorrelations.

Barclays has also today published its Pillar III Report for 2010, which is available on our website at www.barclays.com and which has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

The Annual Review (or the full Annual Report for those shareholders who have requested it) will be posted to shareholders in late March.

A condensed set of financial statements, the Chief Executive's Review and the Group Finance Director's Review were included in the final results announcement issued on 15 February 2011.  This announcement contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement.  This information is extracted from the Annual Report 2010 in full unedited text.  Accordingly, page references in the text refer to page numbers in the Annual Report 2010.

Risk Factors

The following information describes the risk factors which the Group believes could cause its future results to differ materially from expectations. However, other factors could also adversely affect the Group's results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

The Group's approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risks framework and supporting processes. A description of the Principal Risks framework is provided on page 69 and definitions of the 13 Principal Risks are provided in the table below. The risk categories relevant to operational risk disclosed on pages 137 and 138 are : People, Legal, Regulatory, Operations, Financial Crime, Technology, Financial Reporting and Taxation. This summary also includes discussions of the impact of business conditions and the general economy and regulatory changes which can impact risk factors and so influence the Group's results. The Principal Risks described below can potentially impact the Group's reputation and brand.

Business conditions and the general economy
Barclays operates a universal banking business model and its services range from current accounts for personal customers to inflation-risk hedging for governments and institutions. The Group also has significant activities in a large number of countries. Consequently there are many ways in which changes in business conditions and the general economy can adversely impact profitability, whether at the level of the Group, the individual business units or specific countries of operation.

The Group's stress testing framework helps it to understand the impact of changes in business conditions and the general economy, as well as the sensitivity of its business goals to such changes and the scope of management actions to mitigate their impact.

The general recovery in the global economy resulted in an improvement in credit conditions in our main markets during 2010. In the UK, the economy recovered slightly during 2010 reflecting the lower than expected growth in unemployment rates, the sustained low interest rate environment and moderate GDP growth. However a slowdown in growth was evident in the fourth quarter which is likely to lead to uncertainty in the near term. In addition, persistent unemployment and inflation, fiscal tightening, the possibility of weakening house prices, and possible rising oil prices may have an adverse impact on the strength of the recovery which could increase the risk that a higher proportion of the Group's customers and counterparties may be unable to meet their obligations. Economic credit conditions have also continued to show signs of improvement in many other key geographies, although in Spain the housing sector remains depressed which led to significantly increased impairment in our Spain wholesale portfolios in 2010. Unemployment rates remain high in the US.

The business conditions facing the Group in 2011 are subject to significant uncertainties, most notably:
 -- the extent and sustainability of economic recovery particularly in the UK, US, Spain and South Africa;
 -- the dynamics of unemployment particularly in the UK, US, Spain and South Africa and the impact on delinquency and charge-off rates;
 -- the speed and extent of possible rises in interest rates in the UK, US, South Africa and the Eurozone;
 -- the possibility of any further falls in residential property prices in the UK, South Africa and Western Europe;
 -- the impact of potentially deteriorating sovereign credit quality;
 -- the potential for single name losses in different sectors and geographies where credit positions are sensitive to economic downturn;
 -- the potential impact of increasing inflation on economic growth and corporate profitability;
 -- possible deterioration in our remaining credit market exposures, including commercial real estate, leveraged finance and a loan to Protium Finance LP (Protium);
 -- changes in the value of Sterling relative to other currencies, which could increase risk weighted assets and therefore raise the capital requirements of the Group;
 -- continued turmoil in the Middle East and North Africa region could result in loss of business in the affected countries, increased oil prices, increased volatility and risk aversion to this region; and
 -- the liquidity and volatility of capital markets and investors' appetite for risk, which could lead to a decline in the income that the Group receives from fees and commissions.

Regulatory changes
As noted in the Chairman's report (pages 7 and 8) and the section on Supervision and Regulation (pages 139 to 142), 2010 has seen significant regulatory change. This has been, and remains, the subject of close management attention. Where regulatory change has strategic implications this will tend to affect more than one Principal Risk factor. Such issues are dealt with on a Group wide basis by cross-disciplinary teams working under an accountable executive reporting to senior management. Issues dealt with in this manner in 2010 included:

-- The Independent Commission on Banking (ICB): The ICB has been charged by the UK Government with reviewing the UK banking system. Its findings are expected by September 2011. Although the ICB has yet to make recommendations, and it is not possible to predict what the Government's response to any recommendations that are made will be, there is a possibility that the ICB could recommend change to the structure of UK banks which may require Barclays to make major changes to its structure and business.
 -- Recovery and Resolution Plans: there has been a strong regulatory focus on resolvability in 2010, both from UK and international regulators. The Group has been engaged, and continues to be engaged, with the authorities on taking forward recovery planning and identifying information that would be required in the event of a resolution.
-- The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): the DFA will have an impact on the Group and its business. The full scale of this impact remains unclear as many of the provisions of the Act require rules to be made to give them effect and this process is still under way. Barclays has taken a centralised approach to monitoring this process and to ensuring compliance with the rules that are developed as a result.

A summary of the Group's 13 principal risks is as follows

Principal Risk Factor	Principal Risk Management	Key Specific Risks and Mitigation
1.     Wholesale Credit Risk
2.     Retail Credit Risk

Credit Risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

This can also arise when an entity's credit rating is downgraded, leading to a fall in the value of Barclays investment in its issued financial instruments.

The Board and management have established a number of key committees to review credit risk management, approve overall Group credit policy and resolve all significant credit policy issues. These comprise: the Board Risk Committee, the Risk Oversight Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Management Committee.

Barclays constantly reviews its concentration in a number of areas including, for example, portfolio segments, geography, maturity, industry and investment grade.

Diversification is achieved through setting maximum exposure guidelines to individual counterparties sectors and countries, with excesses reported to the Risk Oversight Committee and the Board Risk Committee.

For further information see pages 88 to 94.

Specific areas and scenarios where credit risk could lead to higher impairment charges in future years include:

Credit Market Exposures
Barclays Capital holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium. The Group actively managed down some of these exposures in 2010.

For further information see pages 112 to 116.

Sovereign Risk
EU deficits approached very high levels during 2010, leading to a loss of market confidence in certain countries to which the Group is exposed. The Group has put certain countries on watch list status with detailed monthly reporting to the Wholesale Credit Risk Management Committee.

For further information see page 117.

Economic Uncertainty
Conditions have continued to show signs of improvement in many key markets, although the UK has experienced a slowdown in growth in the fourth quarter, US unemployment rates remain high and the Spanish housing sector continues to be depressed, impacting our wholesale and retail credit risk exposures.

In particular, in Spain, the Group has experienced elevated impairment across its operations, following a marked reduction in construction activity and shrinking consumer spending. The Group has reduced its credit risk appetite to the most severely affected segments of the economy. In particular, new lending to the property and construction sector ceased and workout team resources have been increased significantly.

For further information see pages 99 to 104.

3.     Market Risk

Market Risk is the risk that the Group's earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The Group is exposed to market risk through traded market risk, non-traded interest rate risk and the pension fund.

The Board approves market risk appetite for trading and non-trading activities, with limits set within this context by the Group Market Risk Director.

The head of each business market risk team is responsible for implementing the Barclays Market Risk Control Framework which sets out how market risk should be identified, measured, controlled, reported and reviewed. Oversight and challenge is provided by business committees, Group committees and the central Group market risk team.

Non-traded interest rate risk is hedged with the external market by a business treasury operation or Group Treasury.

For further information see pages 118 to 125.

Traded Market Risk Exposures
While the Group is exposed to continued market volatility, Barclays Capital's trading activities are principally a consequence of supporting customer activity. Primary stress testing applies stress moves to each of the major asset classes. Most asset class stress limits were, at some point during 2010, near to their limit. There was one instance of an excess to limit in relation to equity risk in March 2010. This was appropriately escalated and remediated promptly.

Barclays Capital's 2010 market risk exposure, as measured by average total DVaR decreased to £53m (2009: £77m). For further information see pages 119 and 120.

Non-traded Interest Rate Risk
The Group is exposed to three main types of non-traded interest rate risk:
-- fixed rate loans and deposits that are not hedged or matched;
-- structural risk due to variability of earnings on structural product and equity balances which have no contractual maturity and an interest rate which does not move in line with the base rate; and
-- margin compression.

Fixed rate loan risk is mitigated by hedging the risk with the external market either via Group Treasury, or a business treasury operation. Structural risk and margin compression are hedged by equity and structural hedges managed by Group Treasury. The maturities of these hedges were extended during 2010.

Due to economic concerns in the third quarter, gilts purchased as part of the equity structural hedge extension were sold. The duration extension process was resumed towards the end of 2010 and is expected to be completed by the end of 2011.

For further information see pages 121 to 123.

Pension Fund Risk
Barclays could be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 28.

4.     Capital Risk

Capital Risk is the risk that the Group has insufficient capital resources to: ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set out by the UK FSA and US Federal Reserve; ensure locally regulated subsidiaries can meet their minimum regulatory requirements; support the Group's Risk Appetite and economic capital requirements; and support the Group's credit rating.

Primary responsibility for managing Capital Risk rests with the Group Treasury Committee, which has defined and implemented a Capital Risk governance framework.

The Committee monitors the Group's actual and forecast capital positions on both a pre and post stress basis. Stress testing considers the impact to capital resources and requirements as a result of macroeconomic stresses. The Committee also considers major risks to the capital forecast such as changes to the regulatory requirements.

The Group has a number of regulated legal entities within the UK and overseas. Local management has primary responsibility for ensuring these entities comply with their local capital requirements. Where necessary, injections of capital may be made. Such injections are approved by Group Treasury Committee.
For further information see pages 126 to 130.

Increasing Capital Requirements

There have been a number of recent developments in regulatory capital requirements which are likely to have a significant impact on the Group. Most significantly, during 2010, the Capital Requirement Directives 2 and 3 and the guidelines from the Basel Committee for strengthening capital requirements (Basel III) have been finalised.

Aligned to this, markets and credit rating agencies now expect equity capital levels significantly in excess of the current regulatory minimum.

As a result, and in anticipation of the future regulatory changes, the Group continues to build its capital base and actively manage its risk weighted assets. As at 31st December 2010, the Group's Core Tier 1 Capital ratio was 10.8% (2009: 10.0%).

For further information see pages 127, 128 and 141.

5.     Liquidity Risk

Liquidity Risk is the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity; failing to meet liquidity regulatory requirements; or rating agency concerns.

The Group maintains a substantial liquidity buffer comprised of deposits with central banks and investments in highly liquid securities or deposits.

Stress reporting for a number of liquidity scenarios is run on a daily basis. These tests measure the survival periods under Barclays defined stress scenarios. Similar stresses are run for key entities within the Group as well as at the Group level.

Since June 2010, the Group has also reported its liquidity position against backstop Individual Liquidity Guidance provided by the FSA. Calibration of the Group's liquidity framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

Daily reporting monitors a number of indicators of stress as well as daily cash activity.

Inability To Meet Obligations As They Fall Due, At Reasonable Cost
As a result of sudden, large and potentially protracted increases in cash outflows, the cash resources of the Group could be severely depleted. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, ratings downgrades or loan drawdowns. This could result in:
-- limited ability to support client lending, trading activities and investments;
-- forced reduction in balance sheet and sales of assets;
-- inability to fulfil lending obligations; and
-- regulatory breaches under the liquidity standards introduced by the FSA on 1st December 2009.

These outflows could be the result of general market dislocations or specific concerns about Barclays.

For further information see pages 131 to 136.

6.     People Risk

People risk arises from failures of the Group to manage its key risks as an employer, including lack of appropriate people resource, failure to manage performance and reward, unauthorised or inappropriate employee activity and failure to comply with employment related requirements.

People Risk is mitigated through the operation of the People Risk Framework (PRF). The PRF consists of Group wide policies which mandate the minimum controls that all businesses globally need to operate to mitigate their people risks and covers the following areas:
-- Recruitment
-- Pre-employment screening
-- Employment agreements
-- Performance management
-- Reward
-- Discipline, Capability and Grievance
-- Health and Safety
-- Exit management
-- Employee feedback
-- Hiring former employees of the statutory auditor

Conformance with the policies is monitored by the HR Risk Committee through regular conformance reviews and quarterly key indicators. Further oversight of the management of People Risk is provided by the Board Remuneration Committee and the Group Operations Committee.

For further information see pages 166 to 182.

Compensation and People Retention Risk

During 2010, external regulatory developments in relation to remuneration continued to impact the People Principal Risk.

On 17th December 2010, the FSA published its final Remuneration code following the July 2010 Consultation Paper. The code was updated in order to implement the remuneration rules required by the Capital Requirements Directive (CRD 3) and the Financial Service Act 2010. The code applies to remuneration paid from 1st January 2011, including remuneration in respect of 2010 performance.

Barclays remuneration approach has been reviewed in detail and enhancements made as appropriate to ensure continued compliance with the FSA Code.

During 2010, Barclays developed a Group wide Policy formalising the role of risk functions in remuneration activities and ensuring regulatory requirements are fulfilled. An Independent review of Barclays approach was conducted on behalf of the Board Risk Committee by a third party. The review concluded Barclays approach is market leading and satisfies regulatory requirements.

7.     Legal Risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways:
-- Business may not be conducted in accordance with applicable laws around the world.
-- Contractual obligations may either not be enforceable as intended or may be enforced in an adverse way.
-- Intellectual property may not be adequately protected.
-- Liability for damages may be incurred to third parties harmed by the conduct of its business.

Legal Risk is owned and managed by the Legal Function both at a Group level and by the business unit legal teams.

The General Counsel for each business unit is responsible for management and reporting of Legal Risk. The adequacy and effectiveness of the controls operated in the business units is overseen by the Group Legal Executive Committee.

Specific risks relating to Legal Risk are reported on a quarterly basis to the Executive Committee and the Board.

Key Legal Risks to which the Group was exposed during 2010 have included:
-- Litigation in relation to Lehman Brothers Holdings Inc.
-- Litigation in relation to American Depositary Shares
-- Developments in relation to Payment Protection Insurance (see Regulatory Risk)
-- Compliance with U.S. economic sanctions (see Regulatory Risk)

Further details of these matters and other Legal Risks are set out in the Legal Proceedings Note (see page 227) and the Competition and Regulatory Matters Note (see page 228).

8.     Regulatory Risk

Regulatory Risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

Regulatory Risk is owned and managed by the Compliance Function. Business Unit compliance functions monitor and control compliance risks, applying a range of Compliance policies under the co-ordination and oversight of Group Compliance. The primary focus is on adherence to the regulatory framework currently in place.

Specific reports on regulatory compliance are prepared on a regular basis for the Group Operating Committee, the Group Governance and Control Committee and the Board Audit Committee.

Compliance risk and control issues are also included in quarterly reporting by the Legal and Compliance functions to the Executive Committee and the Board.

Not all risks that might be considered to be regulatory in origin fall under the Regulatory Principal Risk. Most notably, prudential regulatory risks are managed and mitigated in the manner outlined in the sections on Wholesale and Retail Credit Risk, Market Risk, Operations Risk, Capital Risk and Liquidity Risk.

Regulatory Change
The regulatory response to the financial crisis has led to very substantial regulatory change in the UK, EU and US and in the other countries in which the Group operates. It has also led to a change in the style of supervision in a number of territories, with a more assertive approach being demonstrated by the authorities.

Anti-bribery and Corruption
Among other things, the Bribery Act 2010, which applies to UK companies worldwide, has created an offence of failure by a commercial organisation to prevent a bribe being paid on its behalf. However, it will be a defence if the organisation has adequate procedures in place to prevent bribery. In anticipation of the entry into force of the Bribery Act later in 2011, the Group has been enhancing its framework of controls to comply with the provisions of the Act.

Payment Protection Insurance (PPI)
PPI has been under scrutiny by the UK competition authorities and financial services regulators. The UK Competition Commission (CC) has undertaken an in-depth enquiry into the PPI market which has resulted in the CC introducing a number of remedies including a prohibition on sale of PPI at the point of sale. In addition a judicial review has been launched regarding the treatment of PPI complaints by the FSA and Financial Ombudsman Services.

US Economic Sanctions
As announced on 18th August 2010, Barclays reached settlements with US Authorities in relation to the investigation by those agencies into compliance with US sanctions and US dollar payment practices.

In addition, an Order to Cease and Desist has been issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department. Barclays has taken significant steps to enhance further its compliance programmes including: the further development and implementation of its Sanctions Policy; substantial investment in advanced payment and customer screening technology; and the delivery of mandatory sanctions training for more than 100,000 staff around the world.

For further information, see pages 139 to 142 and 228.

9.     Operations Risk

Operations Risk has a broad scope and, for that reason, it is defined at a more granular level. The risks are:
-- Transaction operations
-- New product development
-- Premises and security
-- External suppliers
-- Payments process
-- Information, data quality and records management

These risks are managed by Business Units in accordance with control requirements articulated via mandated Group Policies and/or Risk Control Frameworks. The adequacy and effectiveness of the controls operated in the Business Units is overseen by the Group Principal Risk Owner teams in the Group Centre via regular management information, conformance reviews and quarterly Risk Review for meetings (attended by Business Unit representatives). The Group Operating Committee is responsible for oversight of these risks.
During 2010 there were enhancements to the management of external suppliers and transaction operations risks.
10.   Financial Crime Risk

Financial Crime Risk is the risk that the Group suffers losses as a result of internal and external fraud or intentional damage, loss or harm to people, premises or moveable assets.

The Group Financial Crime Team, Fraud Oversight Committee and Security Risk Management Committee provide oversight of the implementation of the Fraud Risk Control Framework and the Group Security Risk Control Framework. Oversight is achieved via conformance reviews and other review activity undertaken by Group Financial Crime and within business units.

Monthly reports on fraud losses across the Group are produced for the Fraud Oversight Committee which monitors these events and considers the actions to be taken on a case by case basis. Where relevant, the Fraud Oversight Committee takes actions to drive remediation of the root cause of such events.

Quarterly Financial Crime reports are submitted to the Group Risk Oversight Committee and Board Risk Committee.

As a major financial institution, Barclays is a target for financial crime. The Group has frameworks and systems in place to enable it to respond to threats to both the organisation and its customers as they emerge.
.

11.   Technology Risk

Technology Risk includes the non-availability of IT systems, inadequate design and testing of new and changed IT solutions and inadequate IT system security. Data privacy issues are covered under Regulatory Risk and external supplier issues relating to technology are covered under Operations Risk.

Technology is a key business enabler and requires an appropriate level of control to ensure that the most significant technology risks are effectively managed. Technology Risk is managed through a formal risk governance framework. A set of Key Risk Indicators (KRIs), consistent across Business Units, is periodically collated and reviewed by management. Each KRI has a specific target state, defining the Group's attitude to risk. Any areas falling short of this standard are highlighted to management for action.

Regular technology risk reporting is provided to the Group Operating Committee, the Governance and Control Committee and the Board Audit Committee.

Similar to many large organisations, Barclays is exposed to the risk that systems may not be continually available. This risk is monitored closely and enhancements to certain key systems are being undertaken.

12.   Financial Reporting Risk

Financial Reporting Risk arises from a failure or inability to comply fully with the laws, regulations or codes in relation to the disclosure of financial information. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

Group wide requirements and any material external requirements are set out in the Financial Reporting Risk Control Framework.

During 2010 a review of the Financial Reporting Risk was undertaken, resulting in a broadening of its scope. The Group monitoring process was also strengthened to provide the Group Financial Controller with a more effective oversight.

All business units and Group centre functions are required to comply with the Risk Control Framework requirements and retain evidence to support this accordingly. Compliance with the Financial Reporting Risk policies is reported at Group level through core key indicators on at least a quarterly basis. Group oversight is undertaken via conformance review, other ongoing monitoring activities and quarterly review meetings are held between the Group Financial Controller and business unit Finance Directors to review and challenge the business unit Financial Reporting Risk status and assessment.

Quarterly Financial Reporting Risk reports are submitted to the Group Operating Committee for oversight and monitoring. Additionally, specific reports are submitted to the Group Governance & Control Committee and to the Board Audit Committee around the Group compliance with Sarbanes Oxley requirements.

Changes in accounting standards  As set out in Future Accounting Developments on page 205, the International Accounting Standards Board is undertaking a significant programme of revision to IFRS which it aims to complete by 30th June 2011. The final form of IFRS requirements, the time period over which new requirements will need to be applied and the impact on the results and financial position is not yet known. The Group is taking steps to ensure that it is able to appropriately respond to the changes as they emerge, however, the situation is evolving rapidly.

Increased scrutiny
Following the financial crisis, the financial reporting of banks has been subject to greater scrutiny by regulators. This has included consideration of accounting policies, accounting for particular transactions and financial statement disclosures.

For Barclays, this has included the non-consolidation of Protium Finance LP. Further details are provided on pages 115 and 116.

The Group continues to maintain an effective system of internal control over financial reporting and to enhance its disclosures in response to feedback received and the British Bankers Association (BBA) Disclosure Code. Further details on internal control over financial reporting can be found on page 147 and on the BBA code and improvements to Annual Report disclosures on page 184.

13.   Taxation Risk

Tax Risk is the risk that the Group suffers losses associated with changes in tax law or in the interpretation of tax law. It also includes the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to reputational damage or a financial penalty for failure to comply with required tax procedures or other aspects of tax law.

The Group's strategy is to maximise returns for shareholders whilst complying with relevant tax laws, disclosure requirements and regulations under an appropriate risk control framework.

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk, specifically tax risks are assessed as part of the Group's formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee. The tax charge is reviewed by the Board Audit Committee. Barclays has adopted the Code of Practice for Taxation of Banks (The Code) and has confirmed to HMRC that it will have regard to the spirit of the law and the intent of Parliament in managing its tax affairs.

The Group employs high-quality tax professionals and takes appropriate advice from reputable professional firms. Effective, well-documented and controlled processes are in place to ensure compliance with tax disclosure and filing obligations.

Where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

During 2010 the Group settled open issues in a number of jurisdictions, principally the UK and South Africa, including agreement of the UK bank payroll tax liability with HMRC.

Governance and controls have been put in place to ensure compliance with the UK government's Code of Practice for Taxation of Banks.

The profit forecasts that support the Group's deferred tax assets, principally in the UK, US and Spain, have been subject to close scrutiny by management.

The Group continues to monitor the potential impact of proposed taxes aimed at banks such as the UK bank levy (see also page 207).

40 Related party transactions and Directors' remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 32.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table opposite under Entities under common directorships.

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31st December 2010
Income	19	(15)	10	-
Impairment	(5)	(9)	-	-
Total Assets	135	2,113	45	-
Total Liabilities	28	477	110	19
For the year ended and as at 31st December 2009a
Income	(57)	(55)	(64)	6
Impairment	(2)	(5)	-	-
Total Assets	155	2,080	43	-
Total Liabilities	4	503	27	46
For the year ended and as at 31st December 2008 a
Income	(36)	(40)	45	(20)
Total Assets	177	1,239	108	18
Total Liabilities	3	777	93	79

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2010, 2009 or 2008.

There were no derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds (2009: £192m, 2008: £318m).

Note
a Comparatives have been restated to reflect changes to entities identified as related parties.

Key Management Personnel

The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2010 were as follows:

Directors, other Key Management Personnel and connected persons
	2010 £m	2009 £m	2008 £m
Loans outstanding at 1st January	6.6	7.3	7.4
Loans issued during the year	0.5	1.9	6.9
Loan repayments during the year	(2.1)	(1.6)	(5.5)
Loans outstanding at 31st December	5.0	7.6	8.8
Interest income earned	-	0.1	0.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2010, 2009 or 2008.

	2010 £m	2009 £m	2008 £m
Deposits outstanding at 1st January	30.3	28.7	8.9
Deposits received during the year	104.9	160.0	235.7
Deposits repaid during the year	(99.3)	(158.0)	(221.9)
Deposits outstanding at 31st December	35.9	30.7	22.7
Interest expense on deposits	-	0.1	0.5

Of the loans outstanding above, £0.5m (2009: £0.1m, 2008: £1.6m) relates to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. Of the deposits outstanding above, £0.2m (2009: £3.7m, 2008: £6.1m) related to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. The amounts disclosed as at 1st January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

In 2009, a loan of £692 provided on an interest free basis was granted to one non-Director member of Barclays Key Management to purchase a commuter rail ticket.  The maximum loan outstanding during 2009 was £692.  Commuter rail ticket loans are provided to all Barclays staff members upon request on the same terms.  No loans provided on an interest free basis were granted to any member of Barclays Key Management in 2010.

Remuneration of Directors and other Key Management Personnel

Remuneration of Directors, other Key Management Personnel and connected persons
	2010 £m	2009 £m	2008 £m
Salaries and other short-term benefits	28.1	8.6	10.7
Employer social security charges on emoluments	12.4	2.9	2.7
Pension costs	1.0	0.7	0.9
Other long-term benefits	41.9	2.5	1.6
Share-based payments	39.3	15.8	11.8
Costs recognised for accounting purposes	122.7	30.5	27.7
Employer social security charges on emoluments	(12.4)	(2.9)	(2.7)
Other long-term benefits - difference between awards granted and costs recognised	(9.3)	15.2	0.4
Share-based payments - difference between awards granted and costs recognised	(20.8)	32.7	(8.5)
Total remuneration awarded	80.2	75.5	16.9

The population of Directors and other Key Management Personnel increased as a result of the formation of the Executive Committee in November 2009. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

Total remuneration awarded to Directors and other Key Management Personnel represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions and is consistent with the approach adopted for disclosures set out on pages 166 to 182. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards.

b) Disclosure required by the Companies Act 2006

The following information is presented in accordance with the Companies Act 2006:

Directors' remuneration

	2010 £m	2009 £m	2008 £m
Aggregate emoluments	15.8	8.8	6.0
Gains made on the exercise of share options	-	8.9	-
Amounts paid under long-term incentive schemes	7.0	-	7.4
	22.8	17.7	13.4

Actual pension contributions of £13,588 were paid to defined contribution schemes on behalf of one Director (2009: £18,786, one Director, 2008: £11,745, one Director). Notional pension contributions to defined contribution schemes were £nil (2009: £nil, 2008: £nil).

As at 31st December 2010, one Director was accruing retirement benefits under a defined benefit scheme (2009: two  Directors, 2008: two Directors).

Directors' and Officers' shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 24 persons) at 31st December 2010 amounted 29,102,334 ordinary shares of 25p each (0.24% of the ordinary share capital outstanding).

Executive Directors and Officers of Barclays PLC as a Group (involving 13 persons) held, at 31st December 2010, options to purchase 2,961,264 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 470p under Sharesave and ranging from 317p to 520p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006 and in relation to those who served as Directors of the Company at any time in the financial year, the total amount of advances and credits at 31st December 2010 was £nil (2009: £1.8m, 2008: £0.8m). The total amount of guarantees on behalf of Directors at 31st December 2010 was £nil (2009: £nil, 2008: £nil).

The Directors confirm to the best of their knowledge that:

(a)
 The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)
The management report, which is incorporated into the Directors' Report on pages 143 to 148, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Marcus Agius
Group Chairman
10th March 2011